Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of S&P Global Inc. (formerly known as McGraw Hill Financial, Inc.) for the registration of common stock, preferred stock, debt securities, warrants, purchase contracts, units and guarantees of debt securities and to the incorporation by reference therein of our reports dated February 11, 2016, with respect to the consolidated financial statements and schedule of McGraw Hill Financial, Inc., and the effectiveness of internal control over financial reporting of McGraw Hill Financial, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2015, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

June 28, 2016